

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 15, 2010

Via Fax & U.S. Mail

Mr. Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

> **Re:** **Air Transport Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-50368**

Dear Mr. Turner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief